Exhibit 99.1

Caledonia Mining Corporation Plc
Purchase of Shares by a Director
(TSX: CAL, OTCQX: CALVF, AIM: CMCL)

26 May, 2017: Caledonia Mining Corporation Plc (“Caledonia” or the “Company”) announces that it received notice today that Mr Mark Learmonth, Chief Financial Officer and a Director of the Company has purchased a total of 14,280 shares in the Company at a price of £0.97 per share.  Following this transaction Mr Learmonth owns 339,030 shares in the Company representing approximately 0.64 per cent of the issued share capital of the Company.
For further information please contact:

Caledonia Mining Corporation Plc Mark Learmonth – CFO Tel: +44 1534 702 998 marklearmonth@caledoniamining.com	WH Ireland Adrian Hadden/Nick Prowting Tel: +44 20 7220 1751
Maurice Mason – Investor Relations Tel: +44 759 078 1139 mauricemason@caledoniamining.com	Blytheweigh Tim Blythe/Camilla Horsfall/Megan Ray Tel: +44 20 7138 3204

Note:  This announcement contains inside information which is disclosed in accordance with the Market Abuse Regulation.

Head and Registered Office: Caledonia Mining Corporation Plc
43/45 La Motte Street, St Helier, Jersey, Channel Islands, JE4 8SD
info@caledoniamining.com  |  | www.caledoniamining.com